Exhibit (a)(1)(I)

Investor Relations:

Christopher Taylor

781-398-2466

Media Relations:

Sarah Emond

781-398-2544

For Immediate Release

Oscient Pharmaceuticals Announces Successful Convertible Debt Exchange Offers and

Placement of New Notes

Waltham, Mass., April 26, 2007—Oscient Pharmaceuticals Corporation (Nasdaq: OSCI) today announced the expiration and final results of exchange offers for its outstanding convertible notes. Approximately 92% in aggregate principal amount of outstanding convertible notes was tendered and not withdrawn in the Company’s previously announced exchange offers which expired at 11:59 p.m., New York City time, on April 25, 2007. The Company also announced the placement of approximately $60 million in aggregate principal amount of its new 3.50% Convertible Senior Notes due 2011 for cash issued at 77.5% of the principal amount.

Approximately $151.9 million in aggregate principal amount, or 99% of the total outstanding of the Company’s 3 1/2% Senior Convertible Notes due 2011, and approximately $9.0 million in aggregate principal amount, or 41% of the total outstanding of the Company’s 5% Convertible Promissory Notes due 2009, were tendered in the exchange offers. As a result of the exchange offers, the Company will issue approximately $165 million in aggregate principal amount of new 3.50% Convertible Senior Notes due 2011.

The exchange offers and the new money offering are expected to close on May 1, 2007, subject to delivery of all required closing documentation.

The new notes will be convertible into the Company’s common stock, at the option of the holder, at a conversion price of $13.50 per share. The new notes will also be convertible at the option of the Company if the closing price of the common shares has exceeded the auto-conversion price of $17.55 per share for at least 20 trading days during any consecutive 30 trading day period. The notes may be redeemed for cash at 100% of the principal amount by the Company starting on May 10, 2010.

Piper Jaffray & Co. served as the dealer manager for the exchange offers and placement agent for the new money offering.

With respect to the offer of new notes for cash, a copy of the prospectus may be obtained from Piper Jaffray & Co. at 345 California Street, Suite 2300, San Francisco, CA 94104, (415) 984-5141. The prospectus related to the exchange offers and new money offering may also be obtained free of charge at the Securities and Exchange Commission’s website (www.sec.gov).

About Oscient Pharmaceuticals

Oscient Pharmaceuticals Corporation is a commercial-stage biopharmaceutical company marketing two FDA-approved products through its national primary care sales force. ANTARA® (fenofibrate) capsules is FDA-approved for the adjunct treatment of hypercholesterolemia (high blood cholesterol) and hypertriglyceridemia (high triglycerides) in combination with diet. FACTIVE® (gemifloxacin mesylate) tablets is an antibiotic FDA-approved for the treatment of acute bacterial exacerbations of chronic bronchitis and community-acquired pneumonia of mild to moderate severity. Oscient also has a novel, late-stage antibiotic candidate, Ramoplanin, under investigation for the treatment of Clostridium difficile-associated disease (CDAD).

For important information regarding the safety and use of ANTARA and FACTIVE, please see the full prescribing information available at www.antararx.com and www.factive.com.